Exhibit 3

DECLARATION OF STATUS OF BENEFICIAL OWNER FOR ISRAELI INCOME TAX PURPOSES
• Do not send this form to the IRS • See separate instructions on the back cover of this form
• Read this form together with the Information Statement accompanying this form

ECI TELECOM LTD. (“PAYER”)

Who may use this form and why?

Holders of record of ordinary shares of Payer that are issued and outstanding as of 5:00 p.m., New York time, on Wednesday, May 5, 2004 (the “Record Date”), who are either:

•	Non-Israeli Residents who are U.S. Residents: If you are (i) NOT a “resident of Israel“1 for purposes of the Israeli Income Tax Ordinance [New Version], 5721-1961 (the “Tax Ordinance”), and (ii) a resident of the United States with an address in the Unites States, you may be eligible for a reduced tax rate (12.5%) of Israeli withholding tax with respect to the distribution described in the accompanying Information Statement. By completing this form in a manner that would substantiate your eligibility for such reduced tax rate, you will allow the Payer, your broker or withholding agent, or their authorized representatives, to withhold Israeli withholding tax at a reduced tax rate; or

•	Israeli Corporations: If you are an Israeli resident corporation for purposes of the Tax Ordinance, you may be eligible for a full exemption from Israeli withholding tax with respect to the distribution described in the accompanying Information Statement. By completing this form in a manner that would substantiate your eligibility for such exemption, you will allow the Payer, your broker or withholding agent, or their authorized representatives, to exempt you from such Israeli withholding tax.

To whom should you deliver this form and until when?

If you wish to submit this Form and (1) you hold your shares directly (including if your shares are listed in the Register of Shareholders of Payer in Israel), complete and sign this Form and mail or deliver it to the Paying Agent in the pre-addressed envelope provided at one of its addresses set forth below prior to 5:00 p.m., New York time, on Thursday, June 10, 2004, or the Submission Date, or (2) you hold your shares through a broker, dealer, commercial bank, trust company or other nominee, request such broker, dealer, commercial bank, trust company or other nominee to submit this Form for you prior to 5:00 p.m., New York time, on the Submission Date.

You are urged to consult your own tax advisors to determine the particular tax consequences of the distribution to you, including the effect of any state, local or foreign income and any other tax laws and whether or not you should use this form.

PART I Identification and details of Beneficial Owner (see instructions)

1. Name

(please print full name)

2. Type of Beneficial Owner

☐ Corporation

☐ Individual

☐ Trust

☐ Partnership (or Limited Liability Company)

3. For individuals only:

Year of birth: _____/_____/______
                       month/ day / year

Country of residence:

Country of citizenship:

Taxpayer Identification or Social Security No:

4. For all other beneficial owners:

Country of incorporation or organization:

Registration number of corporation (if applicable):

Country of residence:

5. Permanent Address (state, city, zip or postal code, street, house number, apartment number):

6. Mailing Address (if different from above):

7. Telephone Number of Beneficial Owner or Authorized Person (country code, are code and number):

8. I hold the Shares of Payer (mark X in the appropriate place)

☐ as a Registered or Listed Holder

☐ through a Broker. If you marked this box, please state the name of your broker: ________________________

1 “resident of Israel” — as defined under Section 1 of the Tax Ordinance (See Instruction II).

PART II Declaration by Non-Israeli Beneficial Owner (see instructions)

A. To be completed only by Individuals. I hereby declare that: (if the statement is correct, mark X in the following box)

☐	I am NOT a “resident of Israel” within the meaning of that term in Section 1 of the Tax Ordinance (See Instruction II), which means, among other things, that:

the State of Israel is neither my place of residence nor that of my family,

I was NOT present (nor am I planning to be present) in Israel for 183 days or more during this year, and

I was NOT present in Israel for 30 days or more during this year, and the total period of my presence in Israel during this year and the two previous years will NOT reach 425 days or more in total.

B. To be completed by entities (except for Trusts). I hereby declare that: (if correct, mark X in the following box.)

☐	I am NOT a “resident of Israel” within the meaning of that term in Section 1 of the Tax Ordinance (See Instruction II), which means, among other things, that:

I was NOT incorporated in Israel and was NOT registered with/formed at the Israeli Registrar of Companies, the Israeli Fellowship Societies Registrar or the Israeli Partnerships Registrar, and

the “control and management” of my business is NOT located in Israel.

C. To be completed by Trusts. I hereby declare that: (if correct, mark X in the following box)

☐	The Trust was NOT registered in Israel; the settlor of the Trust is NOT an Israeli Resident; the beneficiaries of the Trust are NOT Israeli Residents; and the trustee of the Trust is NOT an Israeli Resident.

PART III Certification. By signing this form, you also declare that:

•	You understood this form and completed it correctly and pursuant to the instructions.

•	You provided accurate, full and complete details in this form.

•	You are aware that providing false details constitute a felony under the Israeli Income Tax Ordinance.

•	You understand that the instructions to this form constitute an integral part thereof.

SIGN HERE •	Signature of Beneficial Owner (or individual authorized to sign on your behalf)	Date	Capacity in which acting

(see instructions on the other side)

     The Paying Agent is:

American Stock Transfer & Trust Company

By Hand/Overnight Courier:	By Facsimile Transmission:	By Mail:
(718) 234-5001
American Stock Transfer & Trust Company 59 Maiden Lane New York, NY 10038 Attn: Reorganization Department	Confirm by Telephone: (718) 921-8200	American Stock Transfer & Trust Company 59 Maiden Lane New York, NY 10038 Attn: Reorganization Department

The Information Agent is:

105 Madison Avenue
New York, New York 10016
call collect (212) 929-5500 or toll-free (800) 322-2885

INSTRUCTIONS

Forming Part of the Declaration of Status of Beneficial Owner for Israeli Income Tax Purposes

I. General Instructions. This Declaration of Status of Beneficial Owner for Israeli Income Tax Purposes (this “Form”) should be completed by you if you are the holder of ordinary shares (“Shares”) of ECI Telecom Ltd. (“Payer”) as of 5:00 p.m. New York time, on Wednesday, May 5, 2004, the record date for the distribution described in the accompanying Information Statement, and you are also one of the following: (i) (A) NOT a “resident of Israel” for purposes of the Israeli Income Tax Ordinance [New Version], 5721-1961 (the “Tax Ordinance”) and (B) a resident of the United States with a permanent address in the United States; or (ii) an Israeli resident corporation for purposes of the Tax Ordinance. See Instruction II below. Israeli residents (other than Israeli corporations) should not use this form.

Part I (Identification and details of Beneficial Owner). You should complete Item 1, 2 and 5 through 8 and either (i) Item 3, if you are an individual, or (ii) Item 4, if you are a corporation, trust or partnership (or limited liability company).

Part II (Declaration by Non-Israeli Beneficial Owner). If you are NOT an Israeli resident corporation you should complete either Section A (for Individuals), Section B (entities, other than Trusts) or Section C (for Trusts). If you do not mark a box you will be deemed to answer that the corresponding item is not correct with respect to you. If you are an Israeli resident corporation you should NOT complete Part II (Declaration by Non-Israeli Beneficial Owner) of this Form. If you do so, this Form will be considered defective and will be disregarded.

Part III (Certification). By signing this Form, you also make the statements in Part III.

Inadequate Space. If the space provided on this Form is inadequate, you should insert such details on a separate signed schedule and attached to this Form.

Determination of Validity. All questions as to the form and validity (including time of receipt) of this Form will be determined by Payer, in its sole discretion, which determination will be final and binding. None of Payer or its affiliates or assigns, or any other person will be under any duty to give notification of any defects or irregularities in any Form or incur any liability for failure to give any such notification.

Questions and Requests for Assistance or Additional Copies. Questions and requests for assistance may be directed to the Information Agent at the address or telephone numbers set forth below. Additional copies of this Form may be obtained from the Information Agent.

The method of delivery of this Form is at your option and risk, and the delivery will be deemed made only when actually received by the Paying Agent or the Payer, as applicable. If delivery is by mail, registered mail with return receipt requested, is recommended. Facsimiles of this Form, properly completed and duly signed, will also be accepted. In all cases, sufficient time should be allowed to ensure timely delivery. No alternative, conditional or contingent Forms will be accepted.

II.	Definition of Resident of Israel for Israeli Tax Purposes

          Section 1 of the Tax Ordinance defines a “resident of Israel” or a “resident” as follows:

          “(A) with respect to an individual — a person whose center of vital interests is in Israel; for this purpose the following provisions will apply:

               (1) in order to determine the center of vital interests of an individual, account will be taken of the individual’s family, economic and social connections, including:

                    (a) place of permanent home;

                    (b) place of residential dwelling of the individual and the individual’s immediate family;

                    (c) place of the individual’s regular or permanent occupation or the place of his permanent employment;

                    (d) place of the individual’s active and substantial economic interests;

                    (e) place of the individual’s activities in organizations, associations and other institutions;

               (2) the center of vital interests of an individual will be presumed to be in Israel if:

                    (a) the individual was present in Israel for 183 days or more in the tax year; or

                    (b) the individual was present in Israel for 30 days or more in the tax year, and the total period of the individual’s presence in Israel that tax year and the two previous tax years is 425 days or more.

                    For the purposes of this provision, “day” includes a part of a day.

               (3) the presumption in subparagraph (2) may be rebutted either by the individual or by the assessing officer;

          (B) with respect to a body of persons — a body of persons which meets one of the following:

               (1) it was incorporated in Israel; or

               (2) the control and management of its business are exercised in Israel.”